FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:                                              June, 2007

Commission File Number :                             001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated June 18, 2007, relating to: Appointments to Lafarge Group Executive Committee

Page 1 of 6 Total Pages

APPOINTMENTS TO LAFARGE GROUP EXECUTIVE COMMITTEE

Lafarge announces today the appointment to the Group Executive Committee of Jean-Carlos Angulo, Thomas Farrell, Gérard Kuperfarb and Eric Olsen, from September 1, 2007.

The Executive Committee will therefore be composed of:

•	Three Executive Vice-Presidents managing the Cement business: Jean-Carlos Angulo, 58; Isidoro Miranda, 48 and Guillaume Roux, 48.

•	Two Executive Vice-Presidents managing the Aggregates & Concrete business: Thomas Farrell, 51 and Gérard Kuperfarb, 46.

•	An Executive Vice-President managing the Gypsum business: Christian Herrault, 56.

•	An Executive Vice-President, Finance: Jean-Jacques Gauthier, 47.

•	An Executive Vice-President, Organization and Human Resources: Eric Olsen, 43.

BRUNO LAFONT, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF THE GROUP, STATED:

“I am particularly satisfied to be supported at the head of Lafarge by a top-performing team, made up of managers who have acquired within the Group strong knowledge of our businesses and significant international experience, and who represent our results-driven culture.”

These changes coincide with the retirement of Group executives, Michel Rose, Chief Operating Officer, and Jean-Charles Blatz, Executive Vice-President, Aggregates & Concrete, and the departure of Ulrich Glaunach.

Attached: Biographies

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NOTES TO EDITORS

Lafarge is the world leader in building materials, with top-ranking positions in all of its businesses: Cement, Aggregates & Concrete and Gypsum. With 71,000 employees in over 70 countries, Lafarge posted sales of Euros 17 billion in 2006.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2007 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS		INVESTOR RELATIONS	PAGE 2/2

Stéphanie Tessier :	+33(1) 44 34 92 32	Yvon Brindamour : +33 (1) 44 34 11 26
Stephanie.tessier@lafarge.com		Yvon.brindamour@lafarge.com

Lucy Wadge :	+33(1) 44 34 19 47	Daniele Daouphars : +33 (1) 44 34 11 51
Lucy.wadge@lafarge.com		Daniele.daouphars@lafarge.com

Claire Mathieu :	+33(1) 44 34 18 18	Stéphanie Billet : +33 (1) 44 34 94 59
Claire.mathieu@lafarge.com		Stephanie.billet@lafarge.com

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JEAN CARLOS ANGULO, EXECUTIVE VICE-PRESIDENT, CO-PRESIDENT OF THE CEMENT BUSINESS

Born in 1949, Jean Carlos Angulo has 32 years’ experience in the Group and unique expertise in engineering, managing cement activities and vertical integration. He is a graduate of the Ecole des Mines de Nancy and the European Institute for Business Administration. He began his career as a project engineer in the aerospace industry at the Société Européenne de Propulsion SEP (1971-74) in Bordeaux. He joined Lafarge in 1975, where he was successively Project Manager and Projects Director in Group engineering subsidiaries (plant construction). He then became the General Manager of Lafarge Consulteria e Estudos in Brazil. In 1984 he joined Lafarge Aluminates as Head of Development. From 1990 to 1996 he was General Manager of Lafarge’s Brazil operations and head of the Southern and Latin American region. In 1996 he was appointed as General Manager of Lafarge Ciments in France. Since 2000, he has managed the Group’s cement business in Western Europe and Morocco.

ISIDORO MIRANDA, EXECUTIVE VICE-PRESIDENT, CO-PRESIDENT OF THE CEMENT BUSINESS

Isidoro Miranda (born in 1959) has a PhD in engineering from Navarre University (Spain) and an MBA from Insead and has been with the Group for 12 years. He began his career at a strategic consulting firm in London and Paris. He joined Lafarge in 1995 as the Director of Group Strategic Research, before being appointed CEO of Lafarge Asland, the Group’s Spanish Cement subsidiary. In 2001, he was appointed Executive Vice President of the Cement business and a member of the Group Executive Committee. During this period, he formalized Lafarge’s business model in cement, the ADVANCE program. Since May 2003, he has been Executive Vice President, Gypsum.

GUILLAUME ROUX, EXECUTIVE VICE-PRESIDENT, CO-PRESIDENT OF THE CEMENT BUSINESS

Guillaume Roux (born in 1959) graduated from the Institut d’Etudes Politiques in Paris. He joined Lafarge 27 years ago, in 1980 as an internal auditor for Lafarge Cement, France. He was appointed Chief Financial Officer of the Biochemicals business in the United States in 1989, before returning to Lafarge headquarters in 1992 to head a mission for the Finance Department. In 1996, he went back to the United States as Vice President of Marketing for Lafarge North America. In 1999, he was appointed Chief Executive Officer of Lafarge’s operations in Turkey and then in 2001, Executive Vice-President of Cement operations in Southeast Asia. Guillaume Roux was appointed Executive Vice-President, Co-president of the Cement business in January 2006.

THOMAS FARRELL, EXECUTIVE VICE-PRESIDENT, CO-PRESIDENT OF THE AGGREGATES & CONCRETE BUSINESS

Thomas Farrell has an A.B. from Brown University (1978) and a J.D. from Georgetown University Law School (1981). He is American and has been with Lafarge for 17 years. Prior to joining Lafarge, he was a corporate attorney with Shearman & Sterling, working at both their New York and Paris offices. Thomas Farrell joined Lafarge in 1990, first working at the Paris headquarters as Vice President of Strategy. He managed an operating unit of Lafarge Granulats & Bétons in France from 1992 to 1994. In 1996, he was appointed Vice President and General Manager of Southern Alberta in the Western Canada region of Lafarge North America’s (LNA) Aggregates Concrete & Asphalt business, a position held until 1998 when he was appointed CEO of Lafarge’s activities in India. In June 2002, he was appointed Executive Vice President of Lafarge North America and President, Aggregates, Concrete & Asphalt, Western NA Region. Since 2006 he has held the position of President of Aggregates, Concrete & Asphalt, North America Region.

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GÉRARD KUPERFARB, EXECUTIVE VICE-PRESIDENT, CO-PRESIDENT OF THE AGGREGATES & CONCRETE BUSINESS

Born in 1961, Gérard Kuperfarb is a civil engineering graduate from the Ecole des Mines in Nancy (1983). He also has a Masters in engineering from the Ecole des Mines in Paris (1984) and an MBA from the HEC international business school (1986). He has been with the Group for 15 years.

He began his career in 1983 as an engineer at the centre for material forming at the Ecole des Mines in Paris before joining the “composite materials” division at Ciba Group in 1986, where he held sales and marketing functions. In 1989, he joined a strategy consultancy working in Brussels and Paris. He joined Lafarge in 1992 as marketing director for the Refractory Materials business, then became Strategy Director at Lafarge Specialty Materials. Between 1996 and 1998, he managed the Aggregates & Concrete activities in Southwest Ontario (Toronto, Canada), North America. In 2001, he joined the Aggregates & Concrete division staff as Business Performance Director in 2002. He has been Executive Vice-President, Aggregates & Concrete for the East of Canada since 2005.

CHRISTIAN HERRAULT, EXECUTIVE VICE-PRESIDENT, PRESIDENT OF THE GYPSUM BUSINESS

A graduate of Ecole Polytechnique (1969) and the ENSM engineering school of Paris, Christian Herrault (born in 1951) joined the Group in 1985, taking responsibility for strategy and development in the Bioactivities business. Between 1987 and 1992, he was Chief Operating Officer for the Seeds business, first in the United States, then in France, and then managed the Glutamates business from 1992 to 1994. In 1995, he was appointed Chief Executive Officer of the Aluminates & Admixtures business (no longer part of the Group). Since 1998, he has been Executive Vice-President, Human Resources and Organization and a member of the Executive Committee.

JEAN-JACQUES GAUTHIER, EXECUTIVE VICE-PRESIDENT, FINANCE

Jean-Jacques Gauthier (born in 1959) joined the Group in February 2001. After graduating in law and economics, he began his career with Arthur Young. Between 1986 and 2001, he held several positions in the Matra Group in France and the United States. In 1996, he was appointed Chief Financial Officer of the Franco-British venture Matra Marconi Space, and between 2000 and 2001, he served as CFO of Astrium. Jean-Jacques Gauthier joined Lafarge in 2001, becoming Executive Vice-President, Finance and a member of the Executive Committee.

ERIC OLSEN, EXECUTIVE VICE-PRESIDENT, ORGANIZATION AND HUMAN RESOURCES

Eric Olsen holds a Bachelor of Science degree in finance and accounting from the University of Colorado, and an MBA from the HEC international business school in Paris, France. He is American and has been with the Group for 8 years. He started his career in 1998 as a senior accountant at Deloitte & Touche in New York. He attended a business school in France between 1992 and 1993, where he obtained an MBA. He then worked in investment banking at Paribas in Paris, as a senior associate. From 1993 to 1999, he was a partner at the consulting firm of Trinity Associates in Greenwich, Connecticut. Olsen joined Lafarge North America in 1999 as Senior Vice President of strategy and development. In 2001, he was appointed President of the company’s North-East cement operations. Olsen also served as Senior Vice President of purchasing for Lafarge North America. Since 2004, he has been Executive Vice President and Chief Financial Officer of Lafarge North America.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 18, 2007	Lafarge
(Registrant)

By: /s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and
Executive Vice President

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